March 25, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: John Reynolds

                 Assistant Director

Re: Claire’s Stores, Inc.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 3, 2013

Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 24, 2013

File No. 333-148108

Dear Mr. Reynolds:

Set out below is the response of Claire’s Stores, Inc. (the “Company”) to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on March 7, 2014, related to the Staff comment letter, dated January 16, 2014 (the “January 16 Comment Letter”), and the Company’s response letter, dated February 13, 2014 (the “February 13 Response Letter”). The January 16 Comment Letter and the February 13 Response Letter relate to the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013, File No. 333-148108, filed with the Commission on April 3, 2013, as amended by Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013, filed with the Commission on April 24, 2013.

The January 16 Comment Letter refers to the Staff’s comment letter dated May 30, 2013, issued in connection with the Staff’s review of the Form S-1 (as amended, the “Claire’s S-1”) filed by Claire’s Inc., the corporate parent of the Company (the “May 30 Comment Letter”). Specifically, the January 16 Comment Letter notes that Comments 9, 12, 13, 18, 23, 25-27, 30-43, and 53 are applicable to the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Company 1934 Act Reports”). In the February 13 Response Letter, the Company set out its responses to the foregoing comments with respect to the Company 1934 Act Reports.

On March 7, 2014, the Staff requested that the Company provide additional detail in its response to Comment 25. Comment 25 and the Company’s response are set out below.

Securities and Exchange Commission

March 25, 2014

Liquidity and Capital Resources, page 41

25.	We note the statement on page 42 that you anticipate your cash resources will be sufficient to meet your obligations for at least the next 12 months. Please revise to address both long and short-term liquidity requirements. See Instruction 5 to Item 303(a) of Regulation S-K.

Response: The Company intends to include disclosure in substantially the following form in its 2013 Form 10-K for its fiscal year ended February 1, 2014.

We anticipate that cash generated from operations, borrowings under our Credit Facility (as described below) and future refinancings of our indebtedness will be sufficient to allow us to satisfy payments of interest and principal on our indebtedness as they become due, to fund new store expenditures, and future working capital requirements in both the next twelve months and over the longer term. Interest on the outstanding Notes will be approximately $195.2 million in Fiscal 2014, and we expect to fund these interest payments through a combination of cash from operations and borrowings under our $115.0 million Credit Facility. No principal is due on the Notes until Fiscal 2017, when our 10.50% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”) will mature. We expect to pay the outstanding principal amount of these Notes at maturity through a combination of new indebtedness, cash from operations and other available sources. In addition, we anticipate the cash generated from operations, and borrowings under the Credit Facility will be sufficient to allow us to fund new store expenditures and future working capital requirements in both the next twelve months and over the longer term. However, our ability to make interest payments and meet operational liquidity needs, as well as our ability to refinance the Senior Subordinated Notes when they mature in Fiscal 2017, will depend, in part, on our future operating performance. Our future operating performance and liquidity, as well as our ability to refinance our indebtedness, may also be adversely affected by general economic, financial, and other factors beyond our control, including those disclosed in Part I, Item 1A – Risk Factors.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 25, 2014

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

/s/ Rebecca R. Orand
Rebecca R. Orand Senior Vice President and General Counsel

cc:	Morgan, Lewis & Bockius LLP
KPMG, LLP